Mail Stop 4561

February 26, 2010

Mr. Jacques Kerrest
Chief Financial Officer
ActivIdentity Corporation
6623 Dumbarton Circle
Freemont, CA 94555

> **Re:** **ActivIdentity Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2009**
> **Filed on December 14, 2009, Amended on January 28, 2010**
> **Form 10-Q for the Quarterly Period Ended December 31, 2009**
> **File No. 001-34137**

Dear Mr. Kerrest:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2009

Item 1. Business

Customers, page 6

1.   We note your disclosure in the risk factor on page 12 indicating that a substantial portion of your total product revenue is generated from the governmental sector. Specifically, you state that in fiscal 2009, 2008, and 2007 worldwide government business accounted for approximately 19%, 20%, and 27%, respectively, of total

product revenue. Given this, please include a description of any material portion of the business that may be subject to renegotiation of profits or termination of contracts or subcontracts at the election of the government. Refer to Item 101(c)(1)(ix) of Regulation S-K.

2.   In addition, we note that you have significant concentration in your customer accounts receivables. Specifically, we note that two customers accounted for 30% of your accounts receivables for fiscal year 2009. Please tell us what consideration you gave to including a discussion of your accounts receivables here or in the Risk Factors section.

Intellectual Property, page 8

3.   We note that you rely primarily on patents to protect your intellectual property and that you have been issued numerous patents (approximately 100 issued and another 100 pending) in the U.S. and abroad. Please tell us whether you are materially dependent on one or more of these patents and, if so, discuss their importance and duration. See Item 101(c)(1)(iv) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Business View

Financial Performance Indicators, pages 25 and 26

4.   We note that in assessing financial performance and in its decision making processes, management uses a variety of financial performance indicators. Among the indicators you have identified are the probabilities of future transactions in the open deal pipeline, trends in deferred revenue and maintenance renewal contracts. Tell us what consideration was given to discussing each of these performance indicators within this section. As an example, we note that excluding a single significant renewal prior to September 30, 2009, deferred revenue appears to have declined by approximately 5%. While your disclosures have identified invoice timing as the reason for the increase in the deferred revenue, please tell us the reason, when this renewal is excluded, for the decline in deferred revenue in fiscal 2009. Further, tell us the number of maintenance contracts outstanding at the end of each of the fiscal years presented and the company's actual historical renewal rates. Tell us what consideration you have given to disclosing more specifically any trends or uncertainties indicated by these performance indicators. For example, we note your reference to a "growing installed customer base" in describing the increase in fiscal 2008 service revenue but the decline in service revenue in fiscal 2009 is attributed to a change in classification of revenue with no reference to any change in your installed

customer base. Refer to "*Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations*," Release No. 34-48960; FRR-7261.

Results of Operations

Software Revenue, page 27

5.   We note that a portion of the increase in fiscal 2009 revenue was related to a change in a licensing agreement with Novel that resulted "in an increase in software revenue and a decrease in service revenue." We also note your discussion of the significance of this agreement to your revenue on pages 68 and 69. Please tell us the specific nature of the modifications made to this arrangement and quantify the impact on both the presentation of revenue in fiscal 2008 and whether there was any change in the pattern (acceleration or deceleration) in the recognition of revenue as a result of the modification in fiscal 2009 and in future periods. Refer to the authoritative literature that supports your positions for changes in presentation and accounting.

Operating Expenses

General and Administration, page 32

6.   We note that a portion of the change in general and administration expenses during fiscal 2009 was a result of a change in the manner that executive officer and board of directors' costs were allocated. It does not appear that the same amounts were reclassified for the other periods presented. Please quantify the reallocations and identify the line items from which the amounts were reclassified and what consideration you gave to presenting the prior periods in a manner consistent with the current year presentation.

Form 10-K/A for the Fiscal Year Ended September 30, 2009

Item 11. Executive Compensation

Compensation Discussion and Analysis, page 8

General

7.   We note that you have included executive compensation information for your principal executive and financial officers and two additional executive officers as well as one other person who served as President and Chief of Engineering. Although this is consistent with your disclosure pursuant to Item 401(b) of Regulation S-K, the executive profiles page of your website suggests that you

may have additional executive officers. The term "executive officer" includes
any vice president in charge of a principal business unit, division or function
(such as sales, administration or finance), or any officer or person who performs a
policy making function. See Exchange Act Rule 3b-7, applicable through
Instruction 2 to Item 402(a)(3) of Regulation S-K. Please explain why you have
not provided executive compensation disclosure for a third executive officer, or
amend your disclosure, as appropriate.

8.   We note the Compensation Committee generally aims to compensate your
        executives at or near the 50th percentile. Clarify where actual annual cash bonus
        payments and equity awards fell within targeted parameters.

Elements of Executive Officer Compensation

Annual Cash Bonuses, page 11

9.   Please expand your discussion to provide a more detailed analysis of how annual
        cash bonuses were determined for each of the named executive officers, the extent
        to which performance targets, both financial and personal, were or were not met,
        how they were weighted for fiscal 2009 and how determinations regarding
        performance resulted in actual payout amounts. In addition, include a
        representation that you will include similar disclosure in future filings, as
        applicable.

10.   You state that the financial objectives on which bonus payments were made were
        based in part on adjusted EBITDA, which you define on page 11 as earnings
        before interest, taxes, depreciation and amortization with some internal
        adjustments for stock-based compensation expenses and severance costs. Please
        tell us how you used your audited financial statements to calculate adjusted
        EBITDA for fiscal 2009. Refer to Instruction 5 to Item 402(b) of Regulation S-K.

Grants of Plan-Based Awards, page 16

11.   We note that although you appropriately included non-equity incentive plan
        compensation in column (g) of the summary compensation table, you did not
        provide related disclosure in the Grants of Plan-Based Awards Table. Please note
        that the grant of an award under a non-equity incentive plan should be disclosed
        in the supplemental Grants of Plan-Based Awards Table in the year of grant.
        Please refer to SEC Release No. 33–8732A. Please confirm your understanding
        and provide disclosure accordingly in future filings or tell us why you believe this
        disclosure is not required.

Form 10-Q for the Quarterly Period Ended December 31, 2009

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds, page 32

12.   Disclose the aggregate offering price of the securities sold on or around December 14, 2009. Refer to Item 701(c) of Regulation S-K.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tamara J. Tangen, Staff Accountant, at (202) 551-3443 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief